1)
Received in exchange for Mr. Buxbaum’s interest in Rio Garment S. de R.L., a limited liability company organized under the laws of Honduras (“Rio”), under the terms of the Agreement and Plan of Merger, dated as of June 13, 2011, among the Issuer, RG Merger Sub, S.A., a Honduran sociedad anonima and a wholly owned subsidiary of the Issuer, Rio, the equityholders of the Rio (including Mr. Buxbaum) (the “Equityholders”) and BGY II, LLC, a Delaware limited liability company (“BGY II”) as equityholders’ representative (as amended, the “Merger Agreement”).  Pursuant to the Merger Agreement, at the closing of the transaction, the Issuer issued an aggregate of 967,009 shares of common stock to BGY II (valued at a 90-day volume-weighted average price per share of $3.6480).  In addition, pursuant to the Merger Agreement, an additional 1,781,798 shares of common stock have been held back by the Issuer: (x) 753,838 of which would be issued to BGY II, on behalf of the Equityholders, if Rio’s 2011 adjusted EBITDA for the year ending December 31, 2011 multiplied by three (3) equals or exceeds $23,000,000 and (y) 1,027,691 of which may be used to satisfy claims arising as a result of the Equityholders’ breach of their representations and warranties or covenants in the Merger Agreement.  Mr. Buxbaum owns an interest in BGY II.  The Equityholders have executed an Equityholders’ Representative and Distribution of Proceeds Agreement (the “Distribution of Proceeds Agreement”), pursuant to which the cash paid, and the common stock issued to, BGY II by the Issuer pursuant to the Merger Agreement is distributed among the Equityholders pursuant to the terms of such Distribution of Proceeds Agreement.